Att 2/17/04

UF 2-11-04

04001987

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 1 8 2004

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N.Federal Hwy., Suite 1201
(No. and Street)

Ft. Lauderdale (City) Florida (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald J. Kovack (954) 491-1733
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink & Wichrowski
(Name — if individual, state last, first, middle name)

2201 W. Sample Rd., #9-1B (Address) Pompano Beach (City) Florida (State) 33073 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

2-19

OATH OR AFFIRMATION

I, Ronald J. Kovack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovack Securities, Inc., as of December 31, 03 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Carlo A. Bidone, Jr.
Commission # DD162660
Expires Nov. 14, 2006
Aaron Notary
1-800-350-5161

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature

Chairman

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 10 2004
WASH. D.C. 183 SECTION

KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 and 2002
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939

A Partnership of Professional Associations

Bernard W. Margolies, C.P.A., P.A.
Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying balance sheets of Kovack Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fink and Wichrowski

January 16, 2004

KOVACK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 594,235	$ 580,771
Restricted cash		100,000
Marketable securities, net of valuation allowance	5,866	23,841
Receivables:		
Clearing broker and insurance companies	435,152	168,503
Accounts receivable officer	15,000	44,008
Prepaid expenses	121,681	72,899
Property and equipment, net of accumulated depreciation	125,739	142,136
Deposits	31,940	31,940
	$ 1,329,613	$ 1,164,098

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable and accrued expenses	$ 507,449	$ 214,821
Note payable - insurance	65,944	43,784
	573,393	258,605
Subordinated note payable	225,000	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares Authorized, 1,818, shares issued and outstanding	319,843	319,843
Additional paid-in capital	10,000	10,000
Retained earnings	219,352	350,650
Accumulated other comprehensive income (loss)	(17,975)	-
Total stockholders' equity	531,220	680,493
	$ 1,329,613	$ 1,164,098

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Commissions, and other income	5,554,990	5,468,351
Expenses:		
Commissions	4,103,329	3,904,414
Rent	153,855	156,029
Depreciation and amortization	28,679	24,139
Interest	11,608	9,169
Other	1,158,920	1,017,771
	5,456,391	5,111,522
Net income	98,599	356,829
Other comprehensive income (loss):		
Unrealized loss on marketable securities	(17,975)	-
Total comprehensive income	$ 80,624	$ 356,829

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Shares	Amount	Additional Paid–in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2001	1,818	$ 319,843	$ 10,000	$ 325,987	$ -	$ 655,830
Distributions				(332,166)		(332,166)
Net income	-	-	-	356,829	-	356,829
Balance December 31, 2002	1,818	319,843	10,000	350,650	-	680,493
Distributions				(229,897)		(229,897)
Unrealized loss on Marketable securities					(17,975)	(17,975)
Net income	-	-	-	98,599	-	98,599
Balance December 31, 2003	1,818	$ 319,843	$ 10,000	$ 219,352	$ (17,975)	$ 531,220

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002

Subordinated borrowings at January 1, 2002	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2002	225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2003	$ 225,000

...tes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 98,599	$ 356,829
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,679	24,139
Loss on disposal of fixed assets	16,406	20
Accounts receivables	(266,650)	503,821
Accounts receivable officer	29,008	(44,008)
Prepaid expenses	(48,782)	27,417
Deposits		6,478
Accounts payable and accrued expenses	292,628	(348,163)
Total adjustments	51,289	169,704
Total cash flows from operating activities	149,888	526,533
Cash flows (used in) investing activities:		
Purchase of property and equipment	(28,687)	(111,402)
Cash flows from (used in) financing activities:		
Receipt of stock subscription		
Stockholder distributions	(229,897)	(332,166)
Principal payments on notes payable insurance, net	22,160	(5,052)
Total cash flows (used in) financing activities	(207,737)	(337,218)
Net increase (decrease) in cash and cash equivalents	(86,536)	77,913
Cash and cash equivalents, beginning of period	680,771	602,858
Cash and cash equivalents, end of period	$ 594,235	$ 680,771
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 11,608	$ 9,169
Insurance financed with debt	$ -	$ 48,836

KOVACK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer. The Company's offices are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Marketable securities – Marketable securities are carried at their fair market value. The resulting difference between cost and market is included in other comprehensive income. Securities not readily marketable are value at fair value as determined by management.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. RESTRICTED CASH

On December 31, 2002 Company had maintained $100,000 collateral with a clearing agents for brokerage transactions.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consists of the following:

	2003	2002	Estimated useful lives
Office equipment and furniture	$ 155,258	$ 145,107	5 years
Automobile	22,115	22,115	5 years
Leasehold improvements	6,073	17,800	7 years
	183,446	185,022	
Less accumulated depreciation	(57,707)	(42,886)	
	$ 125,739	$ 142,136	

Depreciation expense charged to income was $28,679 and $21,432 in 2003 and 2002, respectively.

5. NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2003 and 2002 consist of the following:

	2003	2002
Installment note payable, due in 10 installments of interest and principal of $ 7,327 and $5,035, interest at 6.25% and 6.75% in 2003 and 2002 respectively, unsecured	$ 65,944	$ 43,784

6. SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2003 and 2002 consists of the following:

	2003	2002
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2015, unsecured.	$ 225,000	$ 225,000

7. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2003: 2004 - $200,781, 2005 - $204,853, 2006 – $208,935, 2007 - $201,586, 2008 - $202,035, thereafter - $416,314.

8. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

9. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934. The rule provides the aggregate indebtedness may not exceed 8 times net capital for 12 months after commencing business as a broker-dealer and 15 times net capital thereafter.

The net capital of the Company, as defined by the rule was $457,135 at December 31, 2003. The ratio of aggregate indebtedness to net capital was 1.25 to 1.

10. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 531,220
Add:	
Allowable subordinated liabilities	225,000
Total capital and allowable subordinated liabilities	756,220
Deducts and or charges:	
Total non-allowable assets	(299,085)
Net capital before haircuts	457,135
Haircuts on securities:	
Other securities	-
Undue concentrations	-
Money markets	-
	-
Net capital	$ 457,135

RECONCILIATION:

Net capital, per page 10 of the December 31, 2003 un-audited Focus Report, as originally filed	$ 457,135
Net audit adjustments	-
Net capital, per December 31, 2003 audited report, as filed	$ 457,135

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: KOVACK SECURITIES INC. [0013]

SEC File Number: 8- 50847 [0014]

Address of Principal Place of Business: 6451 N. FEDERAL HWY. [0020]

FT. LAUDERDALE [0021] FL [0022] 33308 [0023]

Firm ID: 44848 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RONALD J. KOVACK - CHAIRMAN [0030] Phone: 954-491-1733 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	594,235 [0200]		594,235 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	255,744 [0295]		
	B. Other	179,408 [0300]	[0550]	435,152 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	1,141 [0430]		1,141 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	4,725 [0610]	4,725 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	125,739 [0680]	125,739 [0920]
11. Other assets	[0535]	168,621 [0735]	168,621 [0930]
12. TOTAL ASSETS	1,030,528 [0540]	299,085 [0740]	1,329,613 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	227,551 [1114]	[1315]	227,551 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	242,376 [1155]	[1355]	242,376 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	103,466 [1205]	[1385]	103,466 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		225,000 [1400]	225,000 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of 225,000 [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		573,393 [1230]	225,000 [1450]	798,393 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	319,843 [1792]
C. Additional paid-in capital	10,000 [1793]
D. Retained earnings	201,377 [1794]
E. Total	531,220 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	531,220 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,329,613 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	425,471 [3935]
b.	**Commissions on listed option transactions**	6,271 [3938]
c.	**All other securities commissions**	899,969 [3939]
d.	**Total securities commissions**	1,331,711 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	103,685 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	246,931 [3975]
8.	Other revenue	166,143 [3995]
9.	Total revenue	1,848,470 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		39,528 [4120]
11.	Other employee compensation and benefits		7,781 [4115]
12.	Commissions paid to other broker-dealers		1,487,315 [4140]
13.	Interest expense		2,250 [4075]
a.	**Includes interest on accounts subject to subordination agreements**	2,250 [4070]	
14.	Regulatory fees and expenses		53,926 [4195]
15.	Other expenses		232,176 [4100]
16.	Total expenses		1,822,976

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		25,494 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		25,494 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-55,444 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 32874 [4335A]	BNY CLEARING SERVICES LLC [4335A2]	All [4335B]
8- 42167 [4335C]	CORRESPONDENT SERVICES CORPORA [4335C2]	All [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		531,220 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		531,220 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		225,000 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		756,220 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	299,085 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-299,085 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		457,135 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			457,135 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	38,226 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	407,135 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	399,795 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		573,393 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	573,393 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 125 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			594,189 [4240]
	A.	Net income (loss)		25,494 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-88,463 [4270]
2.	Balance, end of period (From item 1800)			531,220 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		225,000 [4300]
	A.	Increases	0 [4310]
	B.	Decreases	0 [4320]
4.	Balance, end of period (From item 3520)		225,000 [4330]

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939

A Partnership of Professional Associations

Bernard W. Margolies, C.P.A., P.A.
Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kovack Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the Company has met the conditions and is exempt from compliance with Rule 15c3-3, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Pompano Beach, Florida
January 16, 2004